Filed Pursuant to Rule 433

Registration Statement No. 333-138919

January 25, 2007

Issuer:	Inverness Medical Innovations, Inc.
Symbol:	IMA
Exchange:	American Stock Exchange
Shares Offered:	6,000,000 shares of Common Stock
Over-Allotment Option:	900,000 shares of Common Stock
Public Offering Price Per Share:	$39.65
Underwriting Discounts and Commissions Per Share:	$1.78
Net Proceeds:

Inverness will receive net proceeds from this offering of approximately $227.2 million (approximately $261.3 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and taking into effect the reimbursement by the underwriters of a portion of the offering expenses payable by Inverness.

Use of Proceeds:

Inverness intends to use approximately $37.9 million (approximately $43.5 million if the underwriters’ over-allotment option is exercised in full) of the net proceeds to repay a portion of the indebtedness outstanding under its U.S. term loan and the remaining net proceeds for working capital and other general corporate purposes, including the financing of potential acquisitions or other investments, if and when suitable opportunities arise, and for capital expenditures. Inverness currently has no agreements or commitments to complete any acquisition with any net proceeds, but is in the process of completing some small acquisitions that would not be significant for financial reporting purposes and for which the purchase prices would be paid in cash from existing sources of liquidity.

Dilution:	Adjusted net tangible book value per share after offering: $5.52 (approximately $6.16 if the underwriters’ over-allotment option is exercised in full)
Dilution per share to new investors: $34.13 (approximately $33.49 if the underwriters’ over-allotment option is exercised in full)
Number of Shares of Common Stock Outstanding After the Offering:	44,760,806 (45,660,806 if the underwriters’ over-allotment option is exercised in full) (based on number of shares outstanding as of September 30, 2006)
Trade Date: Settlement Date:	January 26, 2007 January 31, 2007
Underwriters:	Jefferies & Company, Inc. UBS Securities LLC Cowen and Company, LLC Leerink Swann & Co., Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. toll-free at 1-800-933-6656 or by faxing Jefferies & Company, Inc. at (212) 284-2208 or by calling UBS Securities LLC toll-free at 1-888-827-7275 Attention Equity Syndicate at 212-713-2626.